

Mail Stop 3561

April 5, 2016

<u>Via E-mail</u>
James Sinclair
Chief Executive Officer
Tanzanian Royalty Exploration Corp.
44th Floor, Scotia Plaza
40 King Street West
Toronto, ON M5H 3Y4

> **Re:** **Tanzanian Royalty Exploration Corp.**
> **Form 20-F**
> **Filed December 28, 2015**
> **File No. 001-32500**

Dear Mr. Sinclair:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. We note your secured gold loan agreements referenced on page 92 and listed as exhibits 4.25 and 4.26 on your exhibit list. We are unable to locate exhibits 4.25 and 4.26, as they do not appear to have been filed with the Form 20-F. Please file your two secured gold loan agreements or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Rosalind Morrow
        Borden Ladner Gervais LLP